

August 9, 2011

<u>Via Facsimile</u>
R. Scott Anderson
President and Chief Executive Officer
Bank of Granite Corporation
Post Office Box 128
Granite Falls, N.C. 28630

Re: Bank of Granite Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for the fiscal year ended December 31, 2010
Filed August 8, 2011
File No. 0-15956

Dear Mr. Anderson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gregory Dundas

Gregory Dundas
Senior Counsel